United States
Securities and Exchange Commission
Washington, D.C. 20549



SCHEDULE 13D

Under the Securities Exchange Act of 1934
Amendment No. 2


Name of Issuer: UTILX Corporation
Title of Class of Securities: Common Stock, par value of $.01 per share CUSIP Number: 918031105

Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications:
Douglas T. Granat, 155 Pfingsten Road, Suite 360, Deerfield , IL 60015
(847) 405-9700

Date of Event which Requires Filing of this Statement: August 1, 2000




CUSIP No. 918031105
Page 2 of 5 Pages

1.  Name of Reporting Person Trigran Investments L.P.
                                                  IRS No. 36-3778244

2.  Check the appropriate box if a member of a group     (a) []
                                                         (b) []

3. SEC Use Only

4. Source of Funds

5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ] N/A

6. Citizenship or Place of Organization     Illinois

7. Sole Voting Power     See Item 5(b)

8. Shared Voting Power   See Item 5(b)

9. Sole Dispositive Power   See Item 5(b)

10. Shared Dispositive Power   See Item 5(b)

11. Aggregate Amount Beneficially Owned by Each Reporting Person   0

12. Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]

13. Percent of Class Represented by Amount in Row (11)     0%

14. Type of Reporting Person    PN



CUSIP No.  918031105
Page 3 of 5

1.  Name of Reporting Person Castle Creek Small Cap Fund L.P.
                                                 IRS No. 36-4211662

2.  Check the appropriate box if a member of a group  (a) []
                                                      (b) []

3. SEC Use Only

4. Source of Funds

5. Check Box if Disclosure of Legal Proceedings is Required
Pursuant to Items 2(d) or 2(e)  [ ]  N/A

6.    Citizenship or Place of Organization Illinois

7. Sole Voting Power  See Item 5(b)

8. Shared Voting Power  See Item 5(b)

9. Sole Dispositive Power  See Item 5(b)

10. Shared Dispositive Power See Item 5(b)

11. Aggregate Amount Beneficially Owned by Each Reporting Person 0

12. Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]

13. Percent of Class Represented by Amount in Row (11)  0%

14. Type of Reporting Person PN

Cusip No. 918031105
Page 4 of 5



Item 1.   Security and Issuer

Common Stock, par value $.01 per share

UTILX Corporation (the "Issuer")
22820 Russell Road
Kent, WA 98032

Except as expressly stated below, there have been no material changes in the facts and statements set forth in Schedule 13D, filed September 15, 1998, with respect to the Common Stock, par value $.01 per share, of UTILX Corporation. (Where no material change has occurred with respect to items 2-8 inclusive, or a part thereof, of the Schedule 13D, such particular item or respective part thereof is omitted from this Amendment No. 2.

Item 5         Interest in the Securities of the Issuer

(a) The aggregate number and percentage of the common stock of the Issuer beneficially owned by the Reporting Person as of the date of this filing is 0 shares or 0%
(b) The Reporting Person and Trigran Investments, Inc. each have sole power to vote and sole power to dispose of the securities listed in (a) above.

Each of Douglas Granat, Kenneth Granat, and Lawrence Oberman have shared power to vote shared power to dispose of the securities listed in (a) above.

With regard to the shares owned by Castle Creek Small Cap Fund voting and dispositve power is shared with the General Partner Castle Creek Partners LLC

(c) The following transactions were effected in the securities of the Issuer from June 1, 2000 through August 1, 2000.


Date of Transaction   Amount of Securities     Price Per Share    Transaction
8/1/2000                   (552,200)               $6.125          Tendered


Signature

After reasonable inquiry and to the best of the undersigned's knowledge, the undersigned certifies that the information set forth in this statement is true, complete and correct.

August 30, 2000

TRIGRAN INVESTMENTS L.P., an Illinois limited partnership

By:  Trigran Investments, Inc., general partner

By:   /s/ Lawrence A. Oberman
Lawrence A. Oberman
Vice President